Exhibit 3.2          AMENDMENT OF SECOND AMENDED CERTIFICATE OF DESIGNATIONS

 WHEREAS, the Board of Directors of the Company has this date considered a proposal to further amend the Second Amended Certificate of Designations of the Company’s Class A Convertible Preferred Stock to increase the number of shares of Series A Preferred Stock that the Company is authorized to issue from 3,100,000 shares to 3,143,237 shares;

WHEREAS, a form of the Third Amended Certificate of Designations to effect the foregoing amendment has this date been submitted to and reviewed by the Board of Directors of the Company;

WHEREAS, after due consideration of such Third Amended Certificate of Designations, the Board of Directors is of the opinion that such Articles of Amendment should be approved and adopted; and

NOW, THEREFORE, BE IT RESOLVED, that the aforesaid Third Amended Certificate of Designations of the Company be, and the same is hereby, approved and adopted by the Board of Directors of the Company;

RESOLVED FURTHER, that the Chief Executive Officer and the Secretary of the Company, acting for and on behalf of and in the name of the Company, be, and each is hereby, severally authorized, empowered and directed to undertake and perform such acts, deeds or action as shall be necessary and appropriate, with the advice of counsel for the Company, to cause such Third Amended Certificate of Designations of the Company to become effective, including, but not limited to, the execution of the Third Amended Certificate of Designations of the Company, the submission of same to the Secretary of State of Delaware for approval, and to make and enter such modifications or undertakings in connection therewith as may be ordered or requested by the Secretary of State, and to undertake and perform such other acts, deeds, and actions as may be necessary, advisable or appropriate in the judgment of such officers to timely effectuate the foregoing transactions and the intents and purposes of these resolutions.